SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES SEED PREFERRED STOCK PURCHASE AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE], by and among Elemeno Health, Inc., a Delaware public benefit corporation (the "**Company**"), and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**," and together the "**Purchasers**").

The parties hereby agree as follows:

1. **Purchase and Sale of Preferred Stock.**

1.1. Sale and Issuance of Series Seed Preferred Stock.

(a) The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Initial Closing (as defined below) an amendment to the Company's then-current Amended and Restated Certificate of Incorporation in the form of Exhibit B attached to this Agreement (the "**Amendment to the Restated Certificate**").

(b) Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the Closing, and the Company agrees to sell and issue to each Purchaser at the Closing, that number of shares of Series Seed-1 Preferred Stock, $0.001 par value per share (the "**Series Seed-1 Preferred Stock**") and that number of Series Seed-2 Preferred Stock, $0.001 par value per share (the "**Series Seed-2 Preferred Stock**" and together with the Series Seed-1 Preferred Stock, the "**Series Seed Preferred Stock**"), as set forth opposite each Purchaser's name on Exhibit A. Exhibit A also lists (i) the designated series of Series Seed Preferred Stock being purchased by each Purchaser, (ii) the purchase price per share for each such series of Series Seed Preferred Stock, and (iii) the aggregate purchase price for each such purchase. The shares of Series Seed Preferred Stock issued to the Purchasers pursuant to this Agreement (including any shares issued at the Initial Closing and any Additional Shares, as defined below) shall be referred to in this Agreement as the "**Shares**."

1.2. Closing; Delivery.

(a) The initial purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures, at 10:00 am PT, on the date of this Agreement, or at such other time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) Within thirty (30) days of each Closing, the Company shall deliver to each Purchaser a certificate representing the Shares being purchased by such Purchaser at such Closing as shown on Exhibit A against payment of the purchase price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company.

1.3. Sale of Additional Shares of Preferred Stock. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to the total number of authorized shares of Series Seed Preferred Stock in the Restated Certificate (as defined below) less the number of shares of Series Seed Preferred Stock sold at the Initial Closing, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization affecting such shares (the "**Additional Shares**", and each purchaser of such Additional Shares, an "**Additional Purchaser**"), provided that each Additional Purchaser becomes a party to this Agreement by executing and delivering a counterpart signature page to this Agreement. Exhibit A to this Agreement shall be updated to reflect the number of Additional Shares purchased at each such Closing and the parties purchasing such Additional Shares.

Use of Proceeds. In accordance with the directions of the Company's Board of Directors, the Company will use the proceeds from the sale of the Shares for product development and other general corporate purposes.

Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "**Code**" means the Internal Revenue Code of 1986, as amended.

(b) "**Material Adverse Effect**" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company.

(c) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(d) "**Purchaser**" means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Subsection 1.3.

(e) "**Restated Certificate**" means the Amended and Restated Certificate of Incorporation as amended by the Amendment to the Restated Certificate.

(f) "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Initial Closing, except as otherwise indicated.

Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

Authorization. All corporate action required to be taken by the Company's Board of Directors and stockholders in order to authorize the Company to enter into this Agreement, and to issue the Shares at the Closing and the Common Stock issuable upon conversion of the Shares, has been taken

or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Closing, and the issuance and delivery of the Shares has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Company's indemnification provisions contained in the Company's indemnification agreements may be limited by applicable federal or state securities laws.

Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, the Company's Bylaws, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to the filings described below, the Shares will be issued in material compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, the Common Stock issuable upon conversion of the Shares will be issued in material compliance with all applicable federal and state securities laws.

Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in Section 3 of this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for (i) the filing of the Amendment to the Restated Certificate, which will have been filed as of the Initial Closing, and (ii) filings pursuant to Regulation CF of the Securities Act, and applicable state securities laws, which have been made or will be made in a timely manner, including the Form C of the Company that has been filed with the Securities and Exchange Commission and the accompanying Offering Statement (the "**Form C and Offering Statement**").

Compliance with Other Instruments. The Company is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) of any instrument, judgment, order, writ or decree, (iii) under any note, indenture or mortgage, or (iv) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to the Company, the violation of which would have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (a) a default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (b) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

Authorization. The Purchaser has full power and authority to enter into this Agreement.

This Agreement to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, or the account of Purchaser's owners or limited partners, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Shares.

Disclosure of Information. The Purchaser has received and reviewed a copy of the Form C and Offering Statement. With respect to information provided by the Company, the Purchaser has relied solely on the information contained in the Form C and Offering Statement to make the decision to purchase the Shares. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company as investment advice or as a recommendation to purchase the Shares. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and Offering Statement. The Purchaser has had access to such information concerning the Company as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

Restricted Securities. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

Legends. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may be notated with one or all of the following legends:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE COMPANY IS FORMED AS A PUBLIC BENEFIT CORPORATION PURSUANT TO TITLE 8, CHAPTER 1, SUBCHAPTER XV OF THE DELAWARE GENERAL CORPORATION LAW.

(g) Any legend set forth in, or required by, other agreements.

(h) Any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate, instrument, or book entry so legended.

1.4. Acknowledgement of Risk. The Purchaser understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and Offering Statement, and this Agreement. The Purchaser can bear the economic risk of this investment and can afford a complete loss thereof; the Purchaser has sufficient liquid assets to pay the full purchase price for the Shares; the Purchaser has adequate means of providing for the Purchaser's current needs and possible contingencies; the Purchaser has no present need for liquidity with respect to the Purchaser's investment in the Company. The Purchaser acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Purchaser by the Company or any other person that a percentage of profit, amount or type of gain, or any other consideration will be realized because of the purchase of the Shares.

1.5. Securities Act Compliance. The Purchaser is a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act. Including the amount set forth on Exhibit A, in the past 12-month period, the Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, promulgated under the Securities Act.

Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Purchaser's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

No General Solicitation. Neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares, except as permitted by Regulation CF promulgated under the Securities Act.

1.6. Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any

Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth on the Purchaser's signature page attached hereto; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the Purchaser's signature page attached hereto.

CFIUS. The Purchaser is not a "foreign person" within the meaning of 31 C.F.R. § 800.216, and no foreign person as so defined has the ability to "control" the Purchaser, as defined by 31 C.F.R. § 800.204.

Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Shares at the Initial Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of the Initial Closing.

Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Initial Closing.

Qualifications. All material authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Initial Closing.

Amendment to the Restated Certificate. The Company shall have filed the Amendment to the Restated Certificate with the Secretary of State of Delaware on or prior to the Closing, which shall continue to be in full force and effect as of the Closing.

Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to each Purchaser, and each Purchaser (or its counsel, if requested by Purchaser) shall have received all such counterpart original and certified or other copies of such documents as reasonably requested.

Preemptive Rights. The Company shall have fully satisfied (including with respect to rights of timely notification) or obtained enforceable waivers in respect of any preemptive or similar rights directly or indirectly affecting any of its securities.

2. **Conditions of the Company's Obligations at Closing.** The obligations of the Company to sell Shares to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

Miscellaneous.

Market Stand-Off. Unless otherwise agreed in writing by both the Company and the managing underwriter in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, each Purchaser (including any successor or assign thereof) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering, Regulation A+ offering, or underwriting (or such shorter period as may be requested by the managing underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(a) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or when sent, if sent during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day. All communications shall

be sent to the respective parties at their e-mail address as set forth on the signature pages hereto, or to such e-mail address as subsequently modified by written notice given in accordance with this subsection. If notice is given to the Company, a copy shall also be sent to Mission Law Firm, P.C., Attn: Kevin Cergol-Plotkin, kevin@mission.law.

Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of any of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

Amendments and Waivers. Except as set forth in Subsection 1.3 of this Agreement, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchasers who hold at least a majority of the aggregate then-outstanding shares of Series Seed Preferred Stock sold and issued under this Agreement. Any amendment or waiver effected in accordance with this subsection shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Entire Agreement. This Agreement (including the Exhibits hereto), the Amendment to the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF THE SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102 OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED UNLESS THE SALE IS SO EXEMPT.

Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of California and to the jurisdiction of the United States District Court for the Northern District of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out

of or based upon this Agreement except in the state courts of California or the United States District Court for the Northern District of California, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

COMPANY:

ELEMENO HEALTH, INC.

By: Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Email: [FOUNDER EMAIL]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PURCHASER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Email: [INVESTOR EMAIL]

Address: [STATE]

EXHIBITS

A. - SCHEDULE OF PURCHASERS

B. - FORM OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

A.

SCHEDULE OF PURCHASERS

Initial Closing: [EFFECTIVE DATE]

Name	Investment (Cash)	Series Seed-1 Shares	Investment (Cash)	Series Seed-2 Shares
[ENTITY NAME]	$ $[AMOUNT]	[SHARES]	$________	__________
Cumulative Total	$ $[AMOUNT]	[SHARES]	$________	__________

<u>EXHIBIT B</u>

FORM OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ELEMENO HEALTH, INC.

(A PUBLIC BENEFIT CORPORATION)

Elemeno Health, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**"), pursuant to Section 242 of the General Corporation Law of the State of Delaware, does hereby certify that:

1. RESOLVED: That the first sentence of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following sentence is inserted in lieu thereof:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 242,900,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 188,067,383 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**")."

2. RESOLVED: That the following sentence is inserted immediately after the first paragraph of Article FIFTH of the Amended and Restated Certificate of Incorporation of the Corporation:

"Upon the effectiveness of the filing of the Certificate of Amendment of Amended and Restated Certificate of Incorporation first inserting this sentence (the "**Effective Time**"), each share of Series Seed Preferred Stock issued or outstanding immediately prior to the Effective Time shall be reclassified as one share of Series Seed-1 Preferred Stock, automatically and without any action on the part of the holder thereof (the "**Reclassification**"). Upon the Effective Time, each person who was a holder of an issued or outstanding share of Series Seed Preferred Stock (the "**Old Preferred Stock**") immediately prior to the Effective Time shall be deemed to be the holder of the share of Series Seed-1 Preferred Stock into which such share of Old Preferred Stock is reclassified in the Reclassification, notwithstanding that the certificates (if any) representing such shares of Old Preferred Stock shall not have been surrendered at the office of the Corporation and, until such certificates are surrendered, they shall be deemed to represent the shares of Series Seed-1 Preferred Stock, into which the shares of Old Preferred Stock previously represented thereby have been reclassified. The Corporation shall, upon the request of each holder of a certificate that formerly represented Old Preferred Stock, issue and deliver to such holder in exchange for such certificate a new certificate representing the shares of Series Seed-1

Preferred Stock into which the shares of Old Preferred Stock formerly represented by such certificate were reclassified in the Reclassification."

3. RESOLVED: That the first sentence of Article FIFTH Part B of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following sentence is inserted in lieu thereof:

"86,538,002 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", 35,175,349 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**" (together with the Series Seed-1 Preferred Stock, the "**Series Seed Preferred Stock**"), 52,359,098 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed AA-1 Preferred Stock**"; 1,934,865 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed AA-2 Preferred Stock**" (together with the Series Seed AA-1 Preferred Stock, the "**Series Seed AA Preferred Stock**", and together with the Series Seed Preferred Stock, the "**Senior Preferred Stock**"); 2,537,530 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed BB-1 Preferred Stock**"; 1,903,630 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed BB-2 Preferred Stock**"; 3,644,979 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed BB-3 Preferred Stock**"; 3,625,104 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed BB-4 Preferred Stock**"; and 348,826 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed BB-5 Preferred Stock**" (together with the Series Seed BB-1 Preferred Stock, the Series Seed BB-2 Preferred Stock, the Series Seed BB-3 Preferred Stock, and the Series Seed BB-4 Preferred Stock, the "**Series Seed BB Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

4. RESOLVED: That the final sentence of Article FIFTH Part B Section 1 of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following sentence is inserted in lieu thereof:

"The applicable "**Original Issue Price**" shall mean: (i) \$0.2946 per share with respect to Series Seed BB-1 Preferred Stock, (ii) \$0.86 per share with respect to Series Seed BB-2 Preferred Stock, (iii) \$0.43 per share with respect to Series Seed BB-3 Preferred Stock, (iv) \$0.52 per share with respect to Series Seed BB-4 Preferred Stock, (v) \$0.77 per share with respect to Series Seed BB-5 Preferred Stock, (vi) \$0.152601 per share with respect to Series Seed AA-1 Preferred Stock, (vii) \$0.144971 per share with respect to Series Seed AA-2 Preferred Stock, (viii)

$0.047382 per share with respect to Series Seed-1 Preferred Stock, and (ix) $0.056858 per share with respect to Series Seed-2 Preferred Stock, in each case, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock."

5. RESOLVED: That the final sentence of Article FIFTH Part B Section 5.1 of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following sentence is inserted in lieu thereof:

"Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, at a price per share of at least three (3) times the Original Purchase Price of the Series Seed-1 Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and resulting in at least $40,000,000 of gross proceeds, to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

6. The foregoing amendment was duly adopted in accordance with the provisions of Sections 141, 228, and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Elemeno Health, Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer as of the date set forth below.

ELEMENO HEALTH, INC.

By: /s/ Linda Hand
Name: Linda Hand
Title: Chief Executive Officer

Date: ____________________________